SNIPP INTERACTIVE REPORTS FINANCIAL RESULTS FOR Q4 AND FISCAL 2017

TORONTO, April 03, 2018 - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF; TSX-V: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for Q4 2017 and the year ended December 31, 2017 (“Fiscal 2017”). All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. A copy of the complete audited financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com).

Q4 2017 and Fiscal 2017 Highlights

(Refer to Non-GAAP Measures, Gross Margin, EBITDA and Bookings Backlog discussion below)

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Revenue for Q4 2017 increased by 29% compared to Q4 2016. Revenue for Q4 2017 was $3.84MM compared to revenue for Q4 2016 of $2.99MM.

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Revenue for Fiscal 2017 increased by 15% compared to Fiscal 2016. Revenue for Fiscal 2017 was $12.88MM compared to revenue for Fiscal 2016 of $11.22MM.

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EBITDA in Q4 2017 improved by 83% compared to Q4 2016, an EBITDA improvement of $1,080,597. Q4 2017 EBITDA loss was $0.22M vs Q4 2016 EBITDA loss of $1.30MM.

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EBITDA in Fiscal 2017 improved by 70% compared to Fiscal 2016, an EBITDA improvement of $4,551,329. Fiscal 2017 EBITDA loss was $1.92M vs Fiscal 2016 EBITDA loss of $6.47MM.

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Bookings for Q4 2017 improved by 45% compared to Q4 2016, an improvement of $1,266,293. Q4 2017 Bookings were $4.07MM vs Q4 2016 Bookings of $2.80MM

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Bookings Backlog (programs that have been sold, but whose revenues have not yet been recognized) stood at $5.7MM at December 31, 2017, an increase of 35% compared to Bookings Backlog at December 31, 2016 of $4.2MM.

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Gross margins improved in Q4 2017 by 5% from 61% in Q4 2016 to 66% in Q4 2017.

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Gross margins improved in Fiscal 2017 by 4% from 66% in Fiscal 2016 to 70% in Fiscal 2017.

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The Company continued to focus on cost improvements from its integration efforts, resulting in the following Q4 2017 cost savings compared to Q4 2016:

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Salaries and compensation expenses decreased by approximately US $197k or 8%;

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General and administrative expenses decreased by approximately US $82k or 22%;

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Professional fees decreased by approximately US $69k or 46%;

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Marketing and investor relations expenses decreased by approximately US $34k or 73%;

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The following are cost savings recognized in the year ended December 31, 2017 compared to the year ended December 31, 2016:

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Salaries and compensation expenses decreased by approximately US $2.3MM or 20%;

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General and administrative expenses decreased by approximately US $278k or 20%;

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Professional fees decreased by approximately US $150k or 36%;

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Marketing and investor relations expenses decreased by approximately US $152k or 62%;

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Travel expenses decreased by approximately US $218k or 72%;

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The Company was ranked 114th on Deloitte’s Technology Fast 500™, a ranking of the 500 fastest growing technology, media, telecommunications, life sciences and energy tech companies in North America. Deloitte’s Technology Fast 500 provides a ranking of the fastest growing technology, media, telecommunications, life sciences and energy tech companies – both public and private – in North America. Technology Fast 500 award winners are selected based on percentage fiscal year revenue growth from 2014 to 2016. Snipp grew 1189% percent during this period.

“We are extremely pleased with our Q4 and Full year 2017 results. The company has come a long way from the days of having only one technical solution - our industry leading receipt processing engine, to today; where we can now compete across multiple industries through robust solutions like our Loyalty and Rebates platforms,” commented Atul Sabharwal, CEO and Founder of Snipp. “We look forward to 2018 as we focus on reaching consistent profitability and taking advantage of strategic opportunities in both new and existing markets. Repeat business from our current clients is picking up, but new industries such as Hospitality and Cannabis will provide further avenues of growth well into the future. The tremendous success of our recently announced Cannabis Marketing Resource Center gives us an added level of confidence in 2018. This is familiar ground for us, similar to other regulated industries where we already have an established position. So our timing is perfect in educating and engaging with many of the industry leaders prior to the revenue ramp that will begin in the Cannabis industry later this year.”

Snipp has also posted an updated investor presentation on its website at the following URL http://www.snipp.com/presentations/

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses).

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

Bookings Backlog

Snipp defines Bookings Backlog as future revenue from existing customer contracts to be recognized in future quarters in the current fiscal year and the next fiscal year. Bookings get translated into revenues based on IFRS principles and the Bookings Backlog reflects how revenues in future quarters in the current fiscal year and next fiscal year are steadily being booked today.

For More Information

CONFERENCE CALL DETAILS:

In conjunction with this announcement, Snipp management will host a conference call and live webcast for analysts and investors on Tuesday, April 3, 2018 at 10:00 a.m. Eastern Time to discuss the Company’s financial results.

To listen to the live conference call, parties in the United States and Canada should dial 800-281-7973, access code 6384966. International parties should call 323-794-2093 using the same access code 6384966. Please dial in approximately 15 minutes prior to the start of the call.

A live and archived webcast of the conference call will be accessible on the “Investors” section of the Company’s website under “Presentations” at www.snipp.com. To access the live webcast, please log in 15 minutes prior to the start of the call to download and install any necessary audio software.

The Following are calculations of EBITDA:

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016
	USD	USD	USD	USD

Net loss before interest, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity and taxes	(809,233)	(1,017,509)	(4,241,303)	(9,114,587)

Amortization of intangibles	454,428	(65,224)	1,714,339	1,472,943
Depreciation of equipment	9,869	15,576	45,825	51,627
Stock-based compensation	126,706	(231,670)	560,093	1,117,642

EBITDA	(218,230)	(1,298,827)	(1,921,046)	(6,472,375)

The Following are calculations of Gross Margin:

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016
	USD	USD	USD	USD
Revenue	3,843,326	2,985,774	12,879,019	11,223,727

Less:
Campaign infrastructure	1,293,039	1,171,244	3,808,721	3,808,736

Gross Margin	2,550,287	1,814,530	9,070,298	7,414,991

Q4’ 2017 Financials

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Expressed in U.S. Dollars

As at

	December 31, 2017	December 31, 2016

ASSETS

Current
Cash	386,630	2,375,619
Accounts receivable, net of allowance for doubtful accounts of $24,693 (2016 - $70,811)	3,815,278	4,242,388
Deposits, prepaid expenses and other assets	498,151	286,592

	4,700,059	6,904,599

Equipment	66,329	105,839
Intangible assets	5,121,845	5,484,587
Goodwill	3,343,129	3,343,129

	13,231,362	15,838,154

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	2,542,885	2,676,646
Deferred revenue	959,881	1,961,622
Due to related parties	44,972	76,610
Working Capital Line of Credit	933,159	2,000,000

	4,480,897	6,714,878

Shareholders’ equity
Common shares	26,186,684	22,815,647
Warrants	421,796	421,796
Contributed surplus	4,797,541	4,237,448
Deficit	(21,395,878)	(16,952,007)
Accumulated other comprehensive loss	(1,259,678)	(1,399,608)

	8,750,465	9,123,276

	13,231,362	15,838,154

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in U.S. Dollars

	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016

REVENUE	3,843,326	2,985,774

EXPENSES
Salaries and compensation	2,281,651	2,478,541
General and administrative	285,645	368,131
Campaign infrastructure	1,293,039	1,171,244
Professional fees	79,183	147,733
Marketing and investor relations	12,462	46,195
Travel	31,333	21,347
Bad debt expense	78,243	51,410
Amortization of intangibles	454,428	(65,224)
Depreciation of equipment	9,869	15,576
Stock-based compensation	126,706	(231,670)
	4,652,559	4,003,283
Net loss before interest, foreign exchange and taxes	(809,233)	(1,017,509)

Interest expense	(21,229)	(5,459)
Foreign exchange (loss) gain	(10,352)	1,136
Net loss before tax provision	(840,814)	(1,021,832)
Provision for taxes	(43,484)	-

OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	115,912	(29,316)
Comprehensive loss for the period	(768,386)	(1,051,148)
Basic and diluted loss per common share	(0.00)	(0.01)
Weighted average number of common shares outstanding – basic and diluted	177,545,371	132,536,675

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in U.S. Dollars

	Year Ended December 31, 2017	Year Ended December 31, 2016

REVENUE	12,879,019	11,223,727

EXPENSES
Salaries and compensation	9,175,637	11,448,476
General and administrative	1,145,136	1,422,822
Campaign infrastructure	3,808,721	3,808,736
Professional fees	265,875	415,988
Marketing and investor relations	92,138	244,119
Travel	86,473	304,551
Bad debt expense	226,085	51,410
Amortization of intangibles	1,714,339	1,472,943
Depreciation of equipment	45,825	51,627
Stock-based compensation	560,093	1,117,642
	17,120,322	20,338,314
Net loss before interest, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity and taxes	(4,241,303)	(9,114,587)

Interest income (expense)	(93,583)	467
Foreign exchange loss	(65,501)	(27,816)
Change in fair value of derivative liability	-	31,834
Change in fair value of acquisition consideration payable in equity	-	537,380
Net loss before tax provision	(4,400,387)	(8,572,722)
Provision for taxes	(43,484)	-
	(4,443,871)	(8,572,722)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	139,930	(365,198)
Comprehensive loss for the period	(4,303,941)	(8,937,920)
Basic and diluted loss per common share	(0.03)	(0.07)
Weighted average number of common shares outstanding – basic and diluted	157,529,807	122,906,690

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in U.S. Dollars

	Year Ended December 31, 2017	Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	(4,443,871)	(8,572,722)
Items not involving cash:
Amortization of intangibles	1,714,339	1,472,943
Depreciation of equipment	45,825	51,627
Stock-based compensation	560,093	1,117,642
Change in fair value of derivative liability	-	(31,834)
Change in fair value of acquisition consideration payable in equity	-	(537,381)
Changes in non-cash working capital items:
Accounts receivable	427,110	(1,300,575)
Deposits, prepaid expenses and other assets	(211,559)	30,275
Accounts payable and accrued liabilities	(133,761)	406,563
Deferred revenue	(1,001,741)	1,069,857
Due to related parties	(31,638)	(480,445)

Net cash flows used in operating activities	(3,075,203)	(6,774,050)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to equipment	(6,315)	(35,507)
Additions to intangible assets	(1,351,597)	(1,639,771)
Due to Swiss Post	-	(861,956)

Net cash flows used in investing activities	(1,357,912)	(2,537,234)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	3,375,076	5,275,554
Share issuance costs	(19,927)	(72,860)
Proceeds from warrants exercised	-	17,268
Proceeds from options exercised	15,888	14,600
Proceeds from working capital line of credit	(1,066,841)	2,000,000

Net cash flows provided by financing activities	2,304,196	7,234,442

Effect of exchange rate changes on cash	139,930	(244,156)

Change in cash for the year	(1,988,989)	(2,320,998)

Cash and cash equivalents, beginning of year	2,375,619	4,696,617

Cash and cash equivalents, end of year	386,630	2,375,619

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.
Todd Kehrli / Mark Forney
snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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